
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 4561</u>

March 4, 2009

Allen Hartman, Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re: Hartman Short Term Income Properties XX, Inc.**
> **Amendment No. 1 to Form S-11**
> **File No. 333-154750**
> **Filed January 28, 2009**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment 3 of our letter dated December 2, 2008 and the revised disclosure on page 4 of the prospectus. Please revise further to include a separate section in the body of the prospectus that provides all of the information required by Item 403 of Regulation S-K.

2. Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X for all financial information presented in your filing.

3.   We note your response to comment 4 and reissue the comment in full. Please
        note that we may issue additional comments when the audited financial
        statements are provided.

4.   We note your response to prior comment 39 and reissue the comment in part.
        When your financial statements have been included in a pre-effective amendment
        to your registration statement, please also disclose in such financial statement
        footnotes or in a subsequent events footnote the significant terms of the advisory
        agreement. This should include, but not be limited to, quantifying the amounts
        and/or percentages payable to your advisor and the methodology that will be used
        to identify and measure costs allocated by the advisor to be reimbursed by you,
        including overhead and other general and administrative items.

Prospectus Cover Page

5.   We note the revised disclosure that the offering will continue until the maximum
        is sold or your board determines to terminate the offering. Please confirm that
        you are registering only the amount of shares that you expect to be offered and
        sold within the next two years. Refer to Rule 415(a)(2) of Regulation C. In
        addition, please note that your registration statement for the continuous offering
        of your shares will expire at the end of three years, as provided by Rule 415(a)(5).
        Please revise your disclosure to state a termination date for your offering that is
        no more than three years from the effective date.

6.   We note your response to prior comment 6; however, it appears that your cover
        page continues to exceed one page in length. Please revise further to limit the
        cover page to one page.

Prospectus Summary, page 4

7.   We note your response to comment 11 that you cannot yet identify and describe
        your sponsor as it has yet to be formed. It is not clear how you were formed if
        you had no sponsor. We reissue the comment. In addition, please tell us why you
        do not consider Mr. Hartman to be a sponsor.

8.   We note the revised disclosure that Hartman Holdings is now your advisor.
        Please revise to briefly describe your advisor in addition to disclosing it as a
        Texas limited liability company.

Estimated Use of Proceeds, page 10

9.   Please revise to reconcile the disclosure here with the table on page 59.

Conflict of Interest, page 12

10.   We note the revised disclosure in the second bullet point that both of the named
        programs have "different investment objectives." On page 14, we note that
        Hartman XIX's investment objectives are similar to your investment objectives.
        Please revise to reconcile your disclosure.

11.   We note your response to comment 16. Please further revise your disclosure to
        clarify whether you are able to sell properties to entities affiliated with your
        sponsor.

Hartman Affiliates, page 13

12.   We note your response to comment 17. In your next amendment, please restore
        the organizational chart or provide a narrative discussion of the ownership
        structure of the related Hartman entities.

Compensation to Our Advisor and Its Affiliates, page 14

13.   We note the revised disclosure identifying XXX Securities as your dealer
        manager. It is not clear if that is meant to be a place holder or the name of your
        dealer manager. Please revise the prospectus cover page to identify and the
        summary to briefly describe the dealer manager. Also, please revise your Item
        508 of Regulation S-K accordingly.

14.   We note your prior response to comment 18 and reissue the comment in part.
        Please ensure that the amounts presented for estimated amounts and percentages
        of compensation paid to parties for certain services provided reconcile to other
        portions of your prospectus.

Listing or Liquidation, page 19

15.   We note your responses to comments 13 and 14 with the additional disclosure that
        you will begin liquidation or listing process within 10 years of the termination of
        this offering unless you obtain approval to continue. We also note that you will
        have perpetual existence unless your shareholders approve a termination pursuant
        to Sections 15.1 and 15.2 of your charter. Please revise to reconcile your
        disclosure with your charter.

16.   We note that the second paragraph in this subsection continues to say that you
        could delay the commencement of a liquidity event due to market conditions or
        other factors. Please revise to clarify if the noted delay is subject to or in spite of
        shareholder approval.

Will I be notified of how my investment is doing, page 28

17.   We note that the per share estimated value of your common stock provided
        annually to shareholders will be based on the value of your properties and other
        assets beginning four full fiscal years after the last offering of your shares. Please
        revise to clarify what you mean by the phrase "the last offering" of your shares.

18.   We note disclosure on page 124, stating that redemptions after the fourth year will
        be based in part on the net asset value per share, as determined by the board of
        directors. Please tell us why you do not intend to provide the NAV per share
        value to your stockholders beginning in the fifth year after your effective date,
        rather than four years after the last offering of your shares.

Risk Factors, page 30

Our operating results will be affective by economic and regulatory conditions…., page 46

19.   We note your response to comment 26 that you have deleted the second risk
        factor addressing economic changes. However, we note the risk factors on pages
        44 and 46 both discuss similar risk. We reissue the prior comment.

Estimated Use of Proceeds, page 58

20.   We partially reissue comment 31. Please revise footnote (3) to explain the basis
        for assuming that third-party costs would average 0.5%. Please tell us why you
        used this assumption in the Use of Proceeds table, rather than the 6% maximum
        for acquisition expenses that is provided by your charter.

Management, page 60

21.   We note that you will provide additional disclosure regarding what actions your
        independent directors could take should they determine that your advisor's
        compensation is not reasonable. We may have further comment after we review
        your response.

Directors and Executive Officers, page 62

22.   Please revise to explain the meaning of the term "Formation Transactions."

23.   We note your response to prior comment 33. We may have additional comments
        after you provide the updated and expanded biographical information for Mr. Fox
        and Mr. Stokes.

24.   We note your response to comment 35. Please revise to clarify how long Mr.
        Stokes has been associated with Hartman Income REIT Management.

25.   We note your response to comment 36 and partially reissue the comment. Please disclose the amount of time your executive officers will devote to you.

Directors, Principal Officers and Key Employees of the Property Manager, page 64

26.   We note the separate section here to disclose the key personnel that will be involved in your management. It appears that the key employees of your advisor are just as significant as those of your property manager. Please clarify why they are not included here.

27.   Please revise to clarify if Hartman Income REIT Management and Hartman Management are the same entity. If so, please use only one name when referring to that entity.

Executive Officer Compensation, page 66

28.   We reissue comment 37. Please revise to discuss the purpose of executive compensation and the incentive stock plan, considering you are externally managed and the compensation structure in place to pay your advisor and affiliated parties, all whom employ your officers. It is not clear why these executives are eligible for compensation paid by both you and your advisor for the same services. In addition, please remove the disclosure on page 4 that states you "do not have any paid employees." It appears that you plan to pay your executive officers incentive compensation.

29.   We note your response to prior comment 38. We may have additional comments after you provide the table reflecting the stock options you plan to grant upon consummation of this offering.

Property Manager, page 71

30.   We note your response to prior comment 40. We may have additional comments after you file the revised disclosure regarding the various levels of management fees. Also, please clarify whether there is any cap on the amount of property management fees that you are permitted to pay to third-party property managers.

Management Compensation, page 73

31.   We note your response to comment 41. The prior comment sought a separate description in the table of the fees associated with the liquidation stage of your business. Please revise your disclosure as previously requested.

Acquisition and Development Stage, page 74

32. We reissue comment 42. Please explain to us specifically how you calculated those estimates.

Operational Stage, page 75

Operating Expenses, page 77

33. Also, we note the last sentence that you will not reimburse your advisor or affiliates for services that already create a fee entitlement. Please revise to clarify if reimbursements of salaries for personnel that provide asset and property management and acquisition and disposition services are prohibited based on the noted sentence.

Interest in Other Real Estate Programs, page 80

34. We note the disclosure in the first paragraph that your officers and their affiliates are advisors to other Hartman-sponsored programs, which include "public" and private REITs. The second paragraph states that affiliates of your advisor have sponsored two other private real estate programs. Please revise to disclose the number of public and private programs the advisor and its affiliates are currently involved with.

Receipt of Fees and Other Compensation by our Advisor and Its Affiliates, page 82

35. We note your response to comment 46 but are not able to locate the bullet points that specifically discuss the conflicts presented by the fact that your acquisition and asset management fees are based on purchase price and book value, respectively, instead of the profitability of the properties. We reissue the comment.

Acquisition of Properties from Hartman Development, page 88

36. We note your response to comment 47 and the revised disclosure on page 84 that a purchase from a Hartman affiliate will in no case be above fair market value, as determined by your independent directors and by "an independent qualified appraiser if the independent directors determine." The noted sentence appears incomplete. If the independent directors are able to forgo seeking an appraisal in an affiliated transaction, please clarify if the independent directors will have the professional experience necessary to valuate the properties.

Borrowing Policies, page 93

37. We note your response to comment 48. We continue to note disclosure on page 94 that the 50% of aggregate asset value leverage policy only applies after you

have completed raising capital and substantially invested all of your capital. Please revise your disclosure here and in the summary section to state whether you have any policy that would limit the leverage you may apply during the offering period.

Disposition Policies, page 94

38.   Disclosure on page 95 states that if you do not begin the process of a liquidity event "within six years of the termination of this primary offering" you would have to hold a stockholders meeting or the board may defer such meeting beyond the tenth anniversary of the termination of this offering. Please revise to reconcile the noted disclosure with your disclosure on page 11 and elsewhere.

Prior Performance Summary, page 103

39.   We note your response to comment 50; however, your disclosure still does not include all of the narrative information described in Item 8 of Industry Guide 5. Please revise the disclosure as previously requested. In addition, please note that we may have additional comments on your prior performance tables once you have filed all of the tables.

40.   Please present your prior performance tables at the back of the prospectus, except for Table VI, which should appear only in Part II of the registration statement. Refer to Item 8.B of Industry Guide 5.

Table I, page 104

41.   Please revise this table to present the line items in terms of percentages based on the dollar amount raised. You may continue to present the actual dollar amounts as long as the percentages are also included in the table.

Share Redemption Program, page 124

42.   Please revise to clarify the first, second, third, and fourth year time frames that apply to amounts received upon redemption. It is not clear whether this refers to the years from the date of purchase or the years from the initial sale of your securities.

Capital Contributions, page 134

43.   We note that you will transfer substantially all of the net proceeds of the offering to Hartman REIT OP as a capital contribution as subscriptions for shares are accepted. However, your disclosure on page 13 indicates that you have no plans to contribute assets to such limited partnership. Please reconcile the noted disclosures.

Part II

44.   We note your response to comment 54 but are not able to locate either opinion. Please file the legal and tax opinions with the next amendment or provide a draft opinion for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

45.   We note your response to comment 55. We also note your response to comment 3 that Allen Hartman owns all your shares. Please provide disclosure regarding recent sales of unregistered securities required by Item 33 of Form S-11.

Undertakings, page II-2

46.   We note your response to comment 56. You have not provided all the undertakings required by Item 20 of Industry Guide 5 or the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. We reissue the comment.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Barry D. Falk (via fax)